Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA REPORTS ON PROGRESS OF UNDERGROUND
PROGRAM AT COPPERSTONE PROJECT

March 11, 2003- AMERICAN BONANZA GOLD MINING CORP. (the “Corporation”) is pleased to announce that its underground program is proceeding well at the Copperstone Project in Arizona. Development of the underground decline is progressing as planned, with construction of 500 feet (152 metres) of new drift completed since commencement of the program. The current face is within 150 feet (48 metres) of the target drill hole, C96-19, at the southern end of the D-Zone, which can be viewed at the Corporation’s website: www.americanbonanza.com. This target hole was drilled from surface and contains 10 feet (3.1 metres) of mineralization grading 5.3 ounces of gold per ton (182 grams of gold per tonne), as previously announced.

The Corporation expects to complete this initial phase of mining near the end of March. Subsequently, the Corporation plans to conduct crosscutting and drilling activities along with substantial sampling. Power, ventilation, pumping, and mining systems are in place and performing well. Arrangements are currently being made to obtain an underground core drilling rig for the program at Copperstone. The planned substantial sampling and assaying program will utilize air freight of samples to the assay lab in Reno, Nevada. The objective of this sampling and core drilling program is to obtain detailed assay data for reserve-level definition of the target D-Zone, and demonstrate the continuous nature of the bonanza grade gold mineralization. This work will provide important information as the Corporation then undertakes a program to convert the Copperstone resources to reserves. Additionally, the Corporation has plans for an extensive exploration program to increase the resource base and realize the exploration potential of Copperstone.

MRDI Canada, a subsidiary of AMEC plc, (“MRDI”) an independent mine engineering firm was retained by the Corporation’s predecessor company during 1999 to assist in a scoping level evaluation of an underground mine at Copperstone, as has been previously announced. Exploration drilling on the project outlined four zones of gold mineralization occurring principally within the Copperstone Fault. The scoping study evaluated the underground mine development of only two zones (the C and D zones), and estimated a global geological resource for the C and D zones that exceeds 2.0 million tons at an average uncut grade of 0.58 Au opt, containing over 1.2 million ounces of gold. Conversion of this resource into a mineable reserve is a key objective of the Corporation.

American Bonanza is engaged in the acquisition, exploration and development of high-grade gold properties. The Corporation’s metallogenic exploration techniques represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest, and will be the catalyst for future corporate growth.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023